Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

2.75% Fixed Rate Notes due 2015

Issuer:	Ford Motor Credit Company LLC

Size:	$1,250,000,000

Maturity:	May 15, 2015

Coupon:	2.75%

Reoffer Yield:	2.75%

Trade Date:	May 10, 2012

Issue Date:	May 15, 2012

Settlement Date:	May 15, 2012 (T+3)

Price to Public:	100% of principal amount

Proceeds (Before Expenses) to Issuer:	$1,245,000,000 (99.60%)

Interest Payment Dates:	Semi-annually on each May 15 and November 15, beginning November 15, 2012

Joint Book-Running Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC RBS Securities Inc.

Co-Managers:	CIBC World Markets Corp. Commerz Markets LLC U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	345397 WC3 / US345397WC34

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Goldman, Sachs & Co., toll free at 1-866-471-2526, HSBC Securities (USA) Inc., toll-free at 1-866-811-8049, Morgan Stanley & Co. LLC, toll free at 1-866-718-1649 and RBS Securities Inc., toll free at 1-866-884-2071.